Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Post-Effective Amendment No. 1 to the Registration Statement (Form S-3 No. 333-202060) and related Prospectus of Groupon, Inc. for the purposes of (i) deregistering all of the Class A Common Stock previously registered and (ii) adding the Common Stock as a new class of securities and to the incorporation by reference therein of our reports dated February 11, 2016, with respect to the consolidated financial statements and schedule of Groupon, Inc. and the effectiveness of internal control over financial reporting of Groupon, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois

October 31, 2016